26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Ben James +852 3761 3412 ben.james@kirkland.com

VIA EDGAR

March 26, 2021

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Abby Adams / Celeste Murphy

Re:	Clene Inc. Registration Statement on Form S-1 Filed February 17, 2021 File No. 333-253173

Dear Ms. Adams and Ms. Murphy:

On behalf of Clene Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 1, 2021, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on February 17, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement on Form S-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 137

1.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities identified in the table. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure on pages 138 and 139 of the Revised Registration Statement to provide the requested disclosure.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | David G. Harrington8 | Karen K.Y. Ho | Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal6 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Bo Peng9 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia); 9 State of Georgia (U.S.A.); # non-resident

Bay Area Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

U.S. Securities & Exchange Commission

March 26, 2021

General

2.	Revise to include audited financial statements for the fiscal year ended December 31, 2020. For guidance, refer to the Division of Corporation Finance's Financial Reporting Manual 1220.3.

In responses to the Staff’s comments, the Company has updated the Revised Registration Statement to include the financial statements for the fiscal year ended December 31, 2020, and made appropriate revisions throughout.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at ben.james@kirkland.com or by telephone at +852-3761-3412, or David Zhang at david.zhang@kirkland.com, or by telephone at +852-3761-3318.

Sincerely,

/s/Benjamin W. James

cc:	Rob Etherington, Chief Executive Officer Ted Jeong, Chief Financial Officer